Exhibit 4.1

SERIES D PREFERRED SHARE DESIGNATION

OF

9.500% FIXED-RATE RESET SERIES D CUMULATIVE PERPETUAL
REDEEMABLE PREFERRED SHARES

OF

FTAI AVIATION LTD.

DATED AS OF MARCH 15, 2023

FTAI Aviation Ltd., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), does hereby certify that, pursuant to authority conferred upon the Board of Directors (the “Directors”) of the Company by the Amended and Restated Memorandum and Articles of Association of the Company (as such may be amended from time to time, the “Articles”), and pursuant to authority conferred upon the pricing committee (the “Pricing Committee”) of the Board, the Pricing Committee adopted resolutions (i) authorizing a new series of the Company’s previously authorized preferred shares, $0.01 par value per share (the “Series D Preferred Shares”) and (ii) providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of 9.500% Fixed-Rate Reset Series D Cumulative Perpetual Redeemable Preferred Shares of the Company, as follows:

1	Definitions

1.1	Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Series D Preferred Share Designation. Capitalized terms used in this Series D Preferred Share Designation without definition shall have the respective meanings ascribed thereto in and shall be construed in accordance with the Articles.

(a)	"Additional Amounts" has the meaning assigned to such term in Section 2.3(i) of this Series D Preferred Share Designation.

(b)	"Articles" has the meaning assigned to such term in the introduction to this Series D Preferred Share Designation.

(c)	"Business Day" means any weekday in New York, New York that is not a day on which banking institutions in that city are authorized or required by law, regulation, or executive order to be closed.

(d)
"Calculation Agent" means the calculation agent for the Series D Preferred Shares, which shall be appointed by the Company prior to the First Reset Date and shall be a third party independent financial institution of national standing with experience providing services as a calculation agent.

(e)	"Change of Control" means the occurrence of the following:

(i)
any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of shares representing more than 50.0% of the voting power of the Company's Voting Equity Interests; or

(ii)
(A) all or substantially all the assets of the Company and the Restricted Subsidiaries, taken as a whole, are sold or otherwise transferred to any person other than a Wholly-Owned Restricted Subsidiary or one or more Permitted Holders or (B) the Company consolidates, amalgamates or merges with or into another person or any person consolidates, amalgamates or merges with or into the Company, in either case under this clause (ii), in one transaction or a series of related transactions in which immediately after the consummation thereof persons beneficially owning (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) Voting Equity Interests representing in the aggregate a majority of the total voting power of the Voting Equity Interests of the Company immediately prior to such consummation do not beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) Voting Equity Interests representing a majority of the total voting power of the Voting Equity Interests of the Company, or the applicable surviving or transferee person; provided that this clause shall not apply (I) in the case where immediately after the consummation of the transactions Permitted Holders, directly or indirectly, beneficially own Voting Equity Interests representing in the aggregate a majority of the total voting power of the Company, or the applicable surviving or transferee person, or (II) to any consolidation, amalgamation or merger of the Company with or into (1) a corporation, limited liability company or partnership or (2) a wholly-owned subsidiary of a corporation, limited liability company or partnership that, in either case, immediately following the transaction or series of transactions, has no person or group (other than Permitted Holders), which beneficially owns Voting Equity Interests representing 50.0% or more of the voting power of the total outstanding Voting Equity Interests of such entity.

For purposes of this definition, any direct or indirect holding company of the Company shall not itself be considered a "person" or "group" for purposes of clause (i) of this definition; provided that no "person" or "group" (other than the Permitted Holders) beneficially owns, directly or indirectly, more than 50.0% of the total voting power of the Voting Equity Interests of such holding company

                        Solely for purposes of this definition, the following definitions shall apply:

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

"Company's senior unsecured notes" means (a) the Company's 6.50% Senior Notes due 2025, (b) the Company's 9.75% Senior Notes due 2027, (c) the Company's 5.50% senior unsecured notes due 2028 and (d) any similar series of capital markets debt securities of the Company issued after March 15, 2023.

"Control Investment Affiliate" means, as to any Person, any other Person that (a) directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (b) exists primarily for the purpose of making equity or debt investments in one or more companies. For purposes of this definition, "control" of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

"Fortress" means Fortress Investment Group LLC.

"Management Group" means at any time, the Chairperson, any President, any Executive Vice President, any Managing Director, any Treasurer and any Secretary or other executive officer of the Company or any of the Company's subsidiaries at such time.

"Permitted Holders" means, collectively, Fortress, its Affiliates and the Management Group; provided that the definition of "Permitted Holders" shall not include any Control Investment Affiliate whose primary purpose is the operation of an ongoing business (excluding any business whose primary purpose is the investment of capital or assets).

"Person" means any individual, corporation, company, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Restricted Subsidiary" means any "Restricted Subsidiary" under the Company's senior unsecured notes.

"Subsidiary" means, with respect to any Person, (a) any corporation, company, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and (b) any partnership, joint venture, limited liability company or similar entity of which (i) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and (ii) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

"Voting Equity Interests" of any Person as of any date means the Equity Interests of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

"Wholly-Owned Restricted Subsidiary" means any Wholly-Owned Subsidiary that is a Restricted Subsidiary.

"Wholly-Owned Subsidiary" means a subsidiary of the Company, 100.0% of the outstanding Equity Interests or other ownership interests of which (other than directors' qualifying shares and shares issued to foreign nationals as required by applicable law) shall at the time be owned by the Company or by one or more Wholly-Owned Subsidiaries of the Company.

(f)	"Code" has the meaning assigned to such term in Section 2.3(i) of this Series D Preferred Share Designation.

(g)	"Company" has the meaning assigned to such term in the introduction to this Series D Preferred Share Designation.

(h)	"Distribution Payment Date" means March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2023.

(i)
"Distribution Period" means the period from, and including, each Distribution Payment Date to, but excluding, the next succeeding Distribution Payment Date, except for the initial Distribution Period, which will be the period from, and including, March 15, 2023, to, but excluding, June 15, 2023.

(j)	"Distribution Rate" has the meaning assigned to such term in Section 2.3 of this Series D Preferred Share Designation.

(k)
"Equity Interests" means (a) in the case of a corporation, corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership, limited liability company or business trust, partnership, membership or beneficial interests (whether general or limited) or shares in the capital of a company; (d) in the case of an exempted company, shares in the capital of the company; and (e) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person (but excluding from the foregoing any debt securities convertible into Equity Interests, whether or not such debt securities include any right of participation with Equity Interests).

(l)	"First Reset Date" means June 15, 2028.

(m)
"Five-Year Treasury Rate" means, for any Reset Period commencing on or after the First Reset Date, the rate determined by the Calculation Agent on the Reset Distribution Determination Date and equal to:

(i)
The average of the yields to maturity on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five Business Days appearing under the caption ''Treasury Constant Maturities'' in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board, as determined by the Calculation Agent in its sole discretion; or

(ii)
If no calculation is provided as described in clause (i), then the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the Five-Year Treasury Rate, shall determine the Five-Year Treasury Rate in its sole discretion, provided that if the Calculation Agent determines there is an industry-accepted successor Five-Year Treasury Rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor rate in accordance with the foregoing, the Calculation Agent, in its sole discretion, may determine the "business day" convention, the definition of "business day" and the Reset Distribution Determination Date to be used and any other relevant methodology for calculating such substitute or successor rate, including any adjustment factor needed to make such substitute or successor rate comparable to the rate described in clause (i), in a manner that is consistent with industry-accepted practices for such substitute or successor rate.

(n)
"Junior Securities" means the Common Shares and any other class or series of the Company's Equity Interests over which the Series D Preferred Shares have preference or priority in the payment of distributions or in the distribution of assets on the Company's liquidation, dissolution or winding up.

(o)	"Liquidation" has the meaning assigned to such term in Section 2.8(a) of this Series D Preferred Share Designation.

(p)	"Nonpayment" has the meaning set forth in Section 2.7(b)(i) of this Series D Preferred Share Designation.

(q)	"Other Voting Preferred Shares" has the meaning assigned to such term in Section 2.7(b)(i) of this Series D Preferred Share Designation.

(r)
"Parity Securities" means any class or series of the Company's Equity Interests that ranks equally with the Series D Preferred Shares in the payment of distributions and in the distribution of assets on the Company's liquidation, dissolution or winding up.

(s)
"Rating Event" means a change by any rating agency to the criteria employed by such rating agency as of March 15, 2023 for purposes of assigning ratings to securities with features similar to the Series D Preferred Shares, which change results in (i) any shortening of the length of time for which the criteria in effect as of March 15, 2023 are scheduled to be in effect with respect to the Series D Preferred Shares, or (ii) a lower equity credit being given to the Series D Preferred Shares than the equity credit that would have been assigned to the Series D Preferred Shares by such rating agency pursuant to the criteria in effect as of March 15, 2023.

(t)	"Reset Date" means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date, whether or not a Business Day.

(u)	"Reset Distribution Determination Date" means, in respect of any Reset Period, the day falling three Business Days prior to the beginning of such Reset Period.

(v)
"Reset Period" means the period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

(w)
"Senior Securities" means any class or series of the Company's Equity Interests that has preference or priority over the Series D Preferred Shares in the payment of distributions or in the distribution of assets on the Company's liquidation, dissolution or winding up.

(x)	"Series D Holder" means, with respect to any Series D Preferred Shares, the Record Holder of such Series D Preferred Shares.

(y)	"Series D Liquidation Preference" means US$25.00 per Series D Preferred Share.

(z)	"Series D Nonpayment Board Expansion" has the meaning assigned to such term in Section 2.7(b)(i) of this Series D Preferred Share Designation.

(aa)	"Series D Nonpayment Directors" has the meaning assigned to such term in Section 2.7(b)(i) of this Series D Preferred Share Designation.

(bb)	"Series D Nonpayment Meeting" has the meaning assigned to such term in Section 2.7(b)(i) of this Series D Preferred Share Designation.

(cc)
"Series D Preferred Share" means a 9.500% Fixed-Rate Reset Series D Cumulative Perpetual Redeemable Preferred Share of a par value of US$0.01 in the capital of the Company having the designations, preferences, rights, powers and duties set forth in this Series D Preferred Share Designation and the Articles.

(dd)
"Series D Preferred Share Tax Redemption Event" means there is, in the Company's determination, a substantial probability that the Company or any entity formed by a consolidation, merger, amalgamation or other similar transaction involving the Company or the entity to which the Company conveys, transfers or leases all or substantially all of its properties and assets would be obligated to pay Additional Amounts on the next Distribution Payment Date with respect to the Series D Preferred Shares.

(ee)
"Series D Record Date" means, with respect to any Distribution Payment Date, the 1st calendar day of the month of such Distribution Payment Date or such other record date fixed by the Directors as the Record Date for such Distribution Payment Date that is not more than 60 nor less than 10 days prior to such Distribution Payment Date.

(ff)	"Taxing Jurisdiction" has the meaning assigned to such term in Section 2.3(i) of this Series D Preferred Share Designation.

2	Terms, Rights, Powers, Preferences and Duties of Series D Preferred Shares

2.1	Designation.

The Series D Preferred Shares shall be designated and created as a series of Preferred Shares.  Each Series D Preferred Share shall be identical in all respects to every other Series D Preferred Share. The Series D Preferred Shares shall not be "Voting Shares" for purposes of the Articles.

2.2	Initial Issuance; Additional Shares.

The Company shall have authorized for issuance 2,990,000 Series D Preferred Shares as of March 15, 2023. The number of authorized Series D Preferred Shares may from time to time, without the consent or approval of holders of the Series D Preferred Shares, be increased (subject to paragraph 7 of the Memorandum of Association of the Company, and, more generally, the Articles) or decreased (but not below the number of Series D Preferred Shares then Outstanding) by the Directors. The Company may, from time to time, without the consent or approval of holders of the Series D Preferred Shares, issue additional Series D Preferred Shares in accordance with Article 2.1 of the Articles; provided that, if the additional Series D Preferred Shares are not fungible for U.S. federal income tax purposes with the Series D Preferred Shares issued on March 15, 2023, the additional shares shall be issued under a separate CUSIP number. If the Company issues additional Series D Preferred Shares, distributions on those additional Series D Preferred Shares will accrue from the most recent Distribution Payment Date prior to the issuance of such additional Series D Preferred Shares at the then-applicable Distribution Rate.

2.3	Distributions.

(a)	Distribution Rate.

Each Series D Holder will be entitled to receive, with respect to each Series D Preferred Share held by such Series D Holder, only when, as, and if declared by the Directors, out of funds legally available for such purpose, cumulative cash distributions based on the Series D Liquidation Preference, at a rate (the "Distribution Rate") equal to (i) for each Distribution Period from, and including, March 15, 2023, to, but excluding, the First Reset Date, 9.500% per annum, and (ii) for each Distribution Period beginning on the First Reset Date, during each Reset Period, the Five-Year Treasury Rate as of the most recent Reset Distribution Determination Date plus a spread of 516.2 basis points per annum; provided that if the Five-Year Treasury Rate for any Distribution Period described in this clause (ii) cannot be determined pursuant to the definition of "Five-Year Treasury Rate," the Distribution Rate for such Distribution Period will be the same as the Distribution Rate determined for the immediately preceding Distribution Period.

(b)	Distribution Payments.

When, as, and if declared by the Directors, the Company will pay cash distributions on the Series D Preferred Shares quarterly in arrears on each Distribution Payment Date. The Company will pay cash distributions to the Series D Holders as they appear on the Company's share register on the applicable Series D Record Date. So long as the Series D Preferred Shares are held of record by the nominee of the Depositary, distributions declared on the Series D Preferred Shares will be paid to the Depositary in same-day funds on each Distribution Payment Date. The Depositary will credit accounts of its participants in accordance with the Depositary's normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series D Preferred Shares in accordance with the instructions of such beneficial owners. If any Distribution Payment Date is a day that is not a Business Day, then declared distributions with respect to that Distribution Payment Date will instead be paid on the immediately succeeding Business Day, without interest or other payment in respect of such delayed payment.

(c)	Conventions.

The Company will calculate distributions on the Series D Preferred Shares on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

(d)	Terms of Accrual.

With respect to Series D Preferred Shares that are redeemed, distributions on such Series D Preferred Shares will cease to accrue on the applicable redemption date, unless the Company defaults in the payment of the redemption price of such Series D Preferred Shares called for redemption. Distributions on the Series D Preferred Shares will accrue from March 15, 2023 or the most recent Distribution Payment Date on which all accrued distributions have been paid, as applicable, whether or not the Company has earnings, whether or not there are funds legally available for the payment of those distributions and whether or not those distributions are declared. No interest, or sum in lieu of interest, will be payable in respect of any distribution payment or payments on the Series D Preferred Shares which may be in arrears, and Series D Holders will not be entitled to any distribution, whether payable in cash, property, or shares, in excess of full cumulative distributions described in Section 2.3(a) of this Series D Preferred Share Designation and this Section 2.3(d).

(e)	Limitations following Non-Payment of Distributions.

While any Series D Preferred Shares remain Outstanding, unless the full cumulative distributions for all past Distribution Periods on all Outstanding Series D Preferred Shares have been or contemporaneously are declared and paid in full or declared and a sum sufficient for the payment of those distributions has been set aside:

(i)	no distribution will be declared and paid or set aside for payment on any Junior Securities (other than a distribution payable solely in Junior Securities);

(ii)
no Junior Securities will be repurchased, redeemed, or otherwise acquired for consideration by the Company, or any of its subsidiaries, directly or indirectly (other than as a result of a reclassification of Junior Securities for or into other Junior Securities, or the exchange for or conversion into Junior Securities, through the use of the proceeds of a substantially contemporaneous sale of other Junior Securities or pursuant to a contractually binding requirement to buy Junior Securities pursuant to a binding agreement existing prior to March 15, 2023), nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Company or any of its subsidiaries; and

(iii)
no Parity Securities will be repurchased, redeemed or otherwise acquired for consideration by the Company or any of its subsidiaries (other than pursuant to pro rata offers to purchase or exchange all, or a pro rata portion of Series D Preferred Shares and such Parity Securities or as a result of a reclassification of Parity Securities for or into other Parity Securities, or by conversion into or exchange for other Parity Securities or Junior Securities).

The foregoing limitations in clauses (i), (ii) and (iii) of this Section 2.3(e) shall not apply to (A) purchases or acquisitions of, or cash settlement in respect of, Junior Securities pursuant to any employee or director incentive or benefit plan or arrangement (including any of the Company's employment, severance, or consulting agreements) of the Company or of any of the Company's subsidiaries and (B) any distribution in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such a plan, including with respect to any successor shareholder rights plan.

(f)	Shorter Distribution Periods for Junior Securities or Parity Securities.

To the extent a distribution period applicable to a class of Junior Securities or Parity Securities is shorter than the Distribution Period applicable to the Series D Preferred Shares (e.g., monthly rather than quarterly), the Directors may declare and pay regular distributions with respect to such Junior Securities or Parity Securities so long as, at the time of declaration of such distribution, the Directors expects to have sufficient funds to pay the full cumulative distributions in respect of the Series D Preferred Shares on the next Distribution Payment Date.

(g)	Distributions in Arrears.

(i)
Accumulated distributions in arrears on Series D Preferred Shares for any past Distribution Period may be declared by the Directors and paid on any date fixed by the Directors, whether or not a Distribution Payment Date, to Series D Holders on the Record Date for such payment, which may not be less than 10 days before such distribution. Any such payment shall be made in accordance with Section 2.3(b).

(ii)
Subject to the next succeeding sentence, if all accumulated distributions in arrears on all Series D Preferred Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated distributions in arrears will be made in order of their respective Distribution Payment Dates, commencing with the earliest Distribution Payment Date. If less than all distributions payable with respect to all Series D Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series D Preferred Shares and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such Series D Preferred Shares and Parity Securities at such time.

(h)	Distributions on Junior Securities.

Subject to the conditions described in Sections 2.3(e) and 2.3(f) of this Series D Preferred Share Designation, and not otherwise, distributions (payable in cash, shares, or otherwise), as may be determined by the Directors, may be declared and paid on the Common Shares and any other Junior Securities from time to time out of any funds legally available for such payment, and the Series D Holders will not be entitled to participate in those distributions.

(i)	Additional Amounts.

The Company will make all payments on the Series D Preferred Shares free and clear of and without withholding or deduction for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of (i) the Cayman Islands, (ii) any jurisdiction from or through which the Company or any successor entity makes payments on the Series D Preferred Shares or (iii) any other jurisdiction in which the Company or any successor entity is organized, resident or doing business (a “Taxing Jurisdiction”) or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (1) the laws (or any regulations or rulings promulgated thereunder) of a Taxing Jurisdiction or any political subdivision or taxing authority thereof or therein or (2) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a Taxing Jurisdiction or any political subdivision thereof). If any such withholding or deduction is required, the Company will, subject to the limitations and exceptions described in this Section 2.3(i), pay to the holders of the Series D Preferred Shares such additional amounts as distributions as will result in receipt by each holder of any Series D Preferred Shares, after withholding or deduction for any taxes, fees, duties, assessments or governmental charges, of such amounts as would have been received by such holder had no such withholding or deduction of such taxes, fees, duties, assessments or governmental charges been required (“Additional Amounts”); provided that if the Company determines that it is required by Cayman Islands law, the Company shall pay such Additional Amounts pro-rata to all Series D Holders such that each Series D Holder receives at least the amount that would otherwise be required to be paid to such Series D Holder hereunder. The Company will not be required to pay any Additional Amounts for or on account of:

(i)
any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, citizen, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant Taxing Jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant Taxing Jurisdiction other than by reason of the mere ownership of, receipt of payment under, or enforcement of any rights under, such Series D Preferred Shares;

(ii)	any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(iii)	any tax, fee, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment on the Series D Preferred Shares;

(iv)
any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series D Preferred Shares to comply with any reasonable request by us addressed to the holder within 90 days of such request (1) to provide information concerning the nationality, citizenship, residence or identity of the holder or (2) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant Taxing Jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(v)
any taxes that are imposed as a result of the presentation of the Series D Preferred Shares for payment (where presentation is required) more than 30 days after the relevant amount is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Series D Preferred Shares been presented on the last day of such 30 day period);

(vi)
any withholding, deduction, tax, duty, assessment or other government charge pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to current Section 1471(b) of the Code or any amended or successor version described above, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code; or

(vii)	any combination of items (i), (ii), (iii), (iv), (v) and (vi).

In addition, the Company will not pay Additional Amounts with respect to any payment on any Series D Preferred Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-thru entity other than the sole beneficial owner of such Series D Preferred Shares if such payment would be required by the laws of the relevant Taxing Jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-thru entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such Additional Amounts had it been the holder of the Series D Preferred Shares.

Whenever in this Series D Preferred Share Designation there is mentioned in any context any amount payable by the Company with respect to any of the Series D Preferred Shares, such reference shall be deemed to include payment of Additional Amounts to the extent that, in such context, such Additional Amounts are, were or would be payable in respect thereof.

2.4	Rank.

With respect to the payment of distributions and rights (including redemption rights) upon the Company's liquidation, dissolution or winding up, the Series D Preferred Shares shall rank:

(a)	senior and prior to the Common Shares and any class or series of Preferred Shares that by its terms is designated as ranking junior to the Series D Preferred Shares;

(b)
pari passu with any class or series of Preferred Shares that by its terms is designated as ranking equal to the Series D Preferred Shares or does not state that it is junior or senior to the Series D Preferred Shares; and

(c)	junior to any class or series of Preferred Shares that is expressly designated as ranking senior to the Series D Preferred Shares (subject to receipt of any requisite consents prior to issuance).

2.5	Optional Redemption; Distribution Rate Step-Up following a Change of Control.

(a)	Optional Redemption on or after June 15, 2028.

The Company may redeem the Series D Preferred Shares, in whole or in part, at its option, at any time or from time to time on or after June 15, 2028, at a redemption price equal to $25.00 per Series D Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared.

(b)	Optional Redemption Following a Rating Event.

At any time within 120 days after the conclusion of any review or appeal process instituted by the Company following the occurrence of a Rating Event, the Company may, at its option, redeem the Series D Preferred Shares in whole, but not in part, prior to June 15, 2028, at a redemption price per Series D Preferred Share equal to $25.50, plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared.

(c)	Optional Redemption following a Series D Preferred Share Tax Redemption Event.

If a Series D Preferred Share Tax Redemption Event occurs, the Company may, at its option, redeem the Series D Preferred Shares, in whole but not in part, at a redemption price of $25.00 per Series D Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared, provided that no such redemption may occur if the Series D Preferred Share Tax Redemption Event results directly from any action taken by the Company with the principal purpose of triggering the optional redemption pursuant to this Section 2.5(c).

(d)	Optional Redemption following a Change of Control; Distribution Rate Step-Up following a Change of Control.

If a Change of Control occurs, the Company may, at its option, redeem the Series D Preferred Shares, in whole but not in part, prior to June 15, 2028 and within 60 days after the occurrence of such Change of Control, at a redemption price of $25.25 per Series D Preferred Share, plus an amount equal to all accumulated and unpaid distributions thereon, if any, to, but excluding, the date of redemption, whether or not declared. If a Change of Control occurs (whether before, on or after June 15, 2028) and the Company does not give notice prior to the 31st day following the Change of Control to redeem all the Outstanding Series D Preferred Shares, the Distribution Rate per annum on the Series D Preferred Shares will increase by 500 basis points, beginning on the 31st day following such Change of Control.

2.6	Redemption Procedures.

(a)
If the Company elects to redeem any Series D Preferred Shares, the Company will provide notice to the Series D Holders of the Series D Preferred Shares to be redeemed, not less than 30 days and not more than 60 days before the date fixed for redemption thereof (provided, however, that if the Series D Preferred Shares are held in book-entry form through the Depositary, the Company may give this notice in any manner permitted by the Depositary). Any notice given as provided in this Section 2.6 will be conclusively presumed to have been duly given, whether or not the Series D Holder receives such notice, and any defect in such notice or in the provision of such notice to any Series D Holder of Series D Preferred Shares designated for redemption will not affect the redemption of any other Series D Preferred Shares. Each notice of redemption shall state:

(i)	the redemption date;

(ii)	the redemption price;

(iii)	if fewer than all Series D Preferred Shares are to be redeemed, the number of Series D Preferred Shares to be redeemed; and

(iv)	the manner in which the Series D Holders of Series D Preferred Shares called for redemption may obtain payment of the redemption price in respect of those shares.

(b)
If notice of redemption of any Series D Preferred Shares has been given and if the funds necessary for such redemption have been deposited by the Company in trust with a bank or the Depositary for the benefit of the Series D Holders of any Series D Preferred Shares so called for redemption, then from and after the redemption date such Series D Preferred Shares will no longer be deemed Outstanding for any purpose, all distributions with respect to such Series D Preferred Shares shall cease to accrue on the redemption date and all rights of the Series D Holders of such Series D Preferred Shares will terminate, except the right to receive the redemption price, without interest.

(c)
In the case of any redemption of only part of the Series D Preferred Shares at the time Outstanding, the Series D Preferred Shares to be redeemed will be selected either pro rata or by lot. Subject to the provisions of this Series D Preferred Share Designation and applicable law, the Directors will have the full power and authority to prescribe the terms and conditions upon which Series D Preferred Shares may be redeemed from time to time.

(d)	Any redemption of the Series D Preferred Shares pursuant to Section 2.5 shall be effected only out of funds legally available for such purpose.

2.7	Voting Rights.

(a)	Generally No Voting Rights; Votes Per Share.

Notwithstanding any provision in the Articles to the contrary, Series D Holders will not have any voting rights, with respect to each Series D Preferred Share held by such Series D Holder, except as set forth in this Section 2.7 or as otherwise required by applicable law. To the extent that Series D Holders are entitled to vote, each Series D Holder will have one vote per Series D Preferred Share held by such Series D Holder, except that when Parity Securities have the right to vote with the Series D Preferred Shares as a single class on any matter, the Series D Preferred Shares and such Parity Securities will have one vote for each $25.00 of liquidation preference (for the avoidance of doubt, excluding accumulated distributions).

(b)	Voting Rights Upon Nonpayment of Distributions.

(i)
Whenever distributions on any Series D Preferred Shares are in arrears for six or more quarterly Distribution Periods, whether or not consecutive (a "Nonpayment"), the upper limit of the number of Directors comprising the board of Directors under Article 23.1 shall be automatically increased by two (any such increase, a "Series D Nonpayment Board Expansion") if not already increased by two by reason of the appointment of Directors by the holders of any Other Voting Preferred Shares (as defined below) and the holders of Series D Preferred Shares, voting together as a single class. The Series D Holders, voting together as a single class with the holders of any series of Parity Securities then Outstanding upon which like voting rights have been conferred and are exercisable (any such series, "Other Voting Preferred Shares"), will be entitled to vote, by the affirmative vote of a majority of the votes entitled to be cast, for the appointment of two additional Directors ("Series D Nonpayment Directors") at a special meeting of the Series D Holders (any such meeting, a "Series D Nonpayment Meeting") and the holders of such Other Voting Preferred Shares and at each subsequent annual meeting of Common Members at which such Series D Nonpayment Directors are up for re-appointment; provided that when all distributions accumulated on the Series D Preferred Shares for all past Distribution Periods and the then current Distribution Period shall have been fully paid, the right of Series D Holders to appoint any Directors will cease and, unless there are any Other Voting Preferred Shares that are then entitled to vote for the election of Directors, the term of office of the Series D Nonpayment Directors will forthwith terminate, the office of such Series D Nonpayment Directors appointed by Series D Holders shall automatically be vacated and the upper limit of the number of Directors comprising the board of Directors under Article 23.1 shall be automatically reduced by two. However, the right of the Series D Holders and holders of any Other Voting Preferred Shares to appoint two additional Directors will again vest if and whenever six additional quarterly distributions have not been declared and paid, as set forth in this Section 2.7(b)(i). In no event shall the Series D Holders be entitled pursuant to these voting rights to elect a Director that would cause the Company to fail to satisfy a requirement relating to director independence of any national securities exchange or quotation system on which any class or series of the Company's Equity Interests is listed or quoted. For the avoidance of doubt, in no event shall the total number of Directors elected by Series D Holders and holders of any Other Voting Preferred Shares exceed two.

(ii)
Following a Nonpayment, the Company may, and upon the written request of any Series D Holders (addressed to the Company) shall, call a Series D Nonpayment Meeting for the appointment of the Series D Nonpayment Directors by the Series D Holders and the Other Voting Preferred Shares. The Company shall, in its sole discretion, determine a date and a Record Date for such Series D Nonpayment Meeting, provide notice of such Series D Nonpayment Meeting and conduct such Series D Nonpayment Meeting, in each case applying procedures for general meetings set out in the Articles. Any subsequent annual general meeting of Common Members at which such Series D Nonpayment Directors are up for re-appointment shall be called and held applying procedures for annual general meetings set out in the Articles as if references to (A) Members and Common Members and (B) Outstanding Voting Shares were, solely with respect to the Series D Nonpayment Directors, references to Series D Holders and to Series D Preferred Shares, mutatis mutandis.

(iii)
If, at any time when the voting rights conferred upon the Series D Preferred Shares are exercisable, any vacancy in the office of a Director appointed pursuant to the procedures described in this Section 2.7(b) shall occur, then such vacancy may be filled only by the remaining Director or by the affirmative vote of a majority of the votes entitled to be cast by the Series D Holders and holders of all Other Voting Preferred Shares, acting as a single class at a special meeting of Series D Holders and holders of any such Other Voting Preferred Shares. Any Director appointed pursuant to the procedures described in this Section 2.7(b) may be removed at any time, with or without cause, only by the affirmative vote of Series D Holders and holders of all Other Voting Preferred Shares, acting as a single class at a special meeting of Series D Holders and holders of any such Other Voting Preferred Shares, such removal to be effected by the affirmative vote of a majority of the votes entitled to be cast by the Series D Holders and holders of Other Voting Preferred Shares that are then entitled to vote for the election of Directors, and may not be removed by the holders of the Common Shares

(c)	Additional Voting Rights.

While any Series D Preferred Shares remain Outstanding, the following actions will be deemed a variation of the rights of Series D Preferred Shares and all Other Voting Preferred Shares, acting as a single class, (i) authorize, create or issue any Senior Securities or reclassify any authorized Equity Interests into any Senior Securities or issue any obligation or security convertible into or evidencing the right to purchase any Senior Securities or (ii) amend, alter or repeal any provision of the Articles or this Series D Preferred Share Designation, including by merger, consolidation or otherwise, so as to adversely affect the powers, preferences or special rights of the Series D Preferred Shares, and shall in each case of clause (i) and (ii) require the approval of the holders of Series D Preferred Shares and all Other Voting Preferred Shares in accordance with and following the procedures set out in Article 9 of the Articles; provided that in the case of the foregoing clause (ii), if such amendment affects materially and adversely the rights, designations, preferences, powers and duties of one or more but not all of the classes or series of the Other Voting Preferred Shares (including the Series D Preferred Shares for this purpose), only the consent of the holders of the Outstanding shares of the classes or series so affected, voting as a single class, shall be required in lieu of (or, if such consent shall be required by law, in addition to) the consent of the Other Voting Preferred Shares (including the Series D Preferred Shares for this purpose) in accordance with and following the procedures set out in Article 9 of the Articles.

(d)	Creation and Issuance of Parity Securities and Junior Securities.

The Company may create additional series or classes of Parity Securities and Junior Securities and issue additional classes or series of Parity Securities and Junior Securities without notice to or the consent of any Series D Holders; provided, however, that, in the case of Parity Securities, the full cumulative distributions for all past Distribution Periods on all Outstanding Series D Preferred Shares shall have been, or contemporaneously are, declared and paid in full or declared and a sum sufficient for the payment of those distributions has been set aside.

(e)	No Voting Rights Following Certain Redemption Events.

The voting rights of the Series D Holders shall not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required, all Outstanding Series D Preferred Shares shall have been redeemed or called for redemption upon proper notice and the Company shall have set aside sufficient funds for the benefit of Series D Holders to effect the redemption.

(f)	Limitations.

Notwithstanding anything to the contrary in this Section 2.7, none of the following will be deemed to affect the powers, preferences or special rights of the Series D Preferred Shares:

(i)
any increase in the amount of authorized Common Shares or authorized Preferred Shares, or any increase or decrease in the number of shares of any series of Preferred Shares, or the authorization, creation and issuance of other classes or series of Equity Interests, in each case ranking on parity with or junior to the Series D Preferred Shares as to distributions or distribution of assets upon the Company's liquidation, dissolution or winding up;

(ii)
a merger or consolidation of the Company with or into another entity in which the Series D Preferred Shares remain Outstanding with identical terms as existing immediately prior to such merger or consolidation; and

(iii)
a merger or consolidation of the Company with or into another entity in which the Series D Preferred Shares are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have terms identical (other than the identity of the issuer) to the terms of the Series D Preferred Shares.

2.8	Liquidation Rights.

(a)
Upon the Company's voluntary or involuntary liquidation, dissolution or winding up ("Liquidation"), the Series D Holders shall be entitled to be paid out of the Company's assets legally available for distribution to the Members, before any distribution of assets is made to holders of the Common Shares or any other Junior Securities, a liquidating distribution in the amount of the Series D Liquidation Preference per Series D Preferred Share, plus an amount equal to accumulated and unpaid distributions thereon, if any, to, but excluding, the date of such liquidation distribution, whether or not declared, plus the sum of any declared and unpaid distributions for Distribution Periods prior to the Distribution Period in which the liquidation distribution is made and any declared and unpaid distributions for the then current Distribution Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment to the Series D Holder of the full amount of the liquidating distributions to which the Series D Holders are entitled, the Series D Holders shall have no right or claim to any of the Company's remaining assets.

(b)
Distributions to Series D Holders will be made only to the extent that the Company's assets are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series D Preferred Shares. If, in the event of a Liquidation, the Company is unable to pay full liquidating distributions to the Series D Holders in accordance with the foregoing provisions of this Section 2.8 and to all Parity Securities in accordance with the terms thereof, then the Company shall distribute its assets to those holders ratably in proportion to the liquidating distributions which they would otherwise have received.

(c)
Nothing in this Section 2.8 shall entitle the Series D Holders to be paid any amount upon the occurrence of a Liquidation until holders of any classes or series of Senior Securities ranking, as to the distribution of assets upon a Liquidation, senior to the Series D Preferred Shares have been paid all amounts to which such classes or series of Senior Securities are entitled.

(d)
For the purposes of this Series D Preferred Share Designation, the Company's merger or consolidation with or into any other entity or by another entity with or into the Company or the sale, lease, exchange or other transfer of all or substantially all of the Company's assets (for cash, securities or other consideration) shall not be deemed to be a Liquidation. If the Company enters into any merger or consolidation transaction with or into any other entity and the Company is not the surviving entity in such transaction, the Series D Preferred Shares may be converted into shares of the surviving or successor entity or the direct or indirect parent of the surviving or successor entity having terms identical to the terms of the Series D Preferred Shares.

2.9	Reports.

Following any such time as the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Commission, the Company shall provide the Series D Holders with the annual and quarterly reports that the Company provides to (1) the holders of the then outstanding capital markets debt securities of the Company or (2) if no such debt securities are outstanding at such time, the lenders under the then outstanding credit facilities of the Company, in each case, within the time periods prescribed and subject to any qualifications or exceptions set forth in the governing documents for such debt securities or credit facilities, as applicable.

2.10	No Mandatory Redemption, Conversion, Exchange or Preemptive Rights.

The Series D Preferred Shares are not subject to any mandatory redemption, sinking fund or other similar provisions, and are not convertible or exchangeable for any other property, interests or securities at the option of the Series D Holders. The Series D Preferred Shares do not entitle the holders thereof to any preemptive rights with respect to the issuance of additional Series D Preferred Shares.

2.11	No Other Rights.

The Series D Preferred Shares shall not have any designations, preferences, rights, powers or duties except as set forth in the Articles or this Series D Preferred Share Designation or as otherwise required by applicable law.

2.12	Forum Selection.

Article 46 of the Articles shall govern the forum and jurisdiction applicable to the Articles and this Series D Preferred Share Designation.

2.13	Percentage Interest.

A "Percentage Interest" shall not be established for the Series D Preferred Shares.

2.14	Book-Entry System.

All of the Series D Preferred Shares will be represented by a single certificate issued to the Depositary and registered in the name of its nominee (initially, Cede & Co.). No holder of the Series D Preferred Shares will be entitled to receive a certificate evidencing such Series D Preferred Shares unless (i) otherwise required by law or (ii) the Depositary gives notice of its intention to resign or is no longer eligible to act as such and, in either case, the Company has not selected a substitute Depositary within 60 calendar days thereafter.